# Press Release from the Atlas Copco Group

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Ronnie L[illegible] [redacted]npressor Technique
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# Atlas Copco receives two large orders from the Middle East and China

**Stockholm, Sweden, December 20, 2006: Atlas Copco has received two large orders for centrifugal compressors with an accumulated order value of around MSEK 267 (MEUR 29). One is for the Middle Eastern power generation market, comprising eight centrifugal compressors. The other is from the Chinese chemical and petrochemical market, comprising 24 centrifugal compressors.**



The first customer, Dubai-based ETA Ascon, is a multinational group active in the areas of construction, contracting and infrastructure building. ETA Ascon's end customer, Dubai Electric and Water Authority (DEWA), will employ the two-stage compressors in a power generation application where they will boost pipeline pressure to the level required by the gas turbine. In total, the plant will generate 800 MW of power. These machines are set for delivery in fall 2007.

The second order comes from Sinopec Zhongyuan Petroleum Co. Ltd. The 24 centrifugal compressors will be used as blowers for acid removal in sulphur recovery units inside a Chinese chemical plant. Sinopec, a large player in the energy and chemical/petrochemical market, is the engineering company for the project. Removing the acid purifies the gas emissions, helping Sinopec meet environmental standards. The end user of the machines is China Petrochemical. The machines are set for delivery in fall 2007.

*"In winning these contracts, we drew from our vast experience with chemical/ petrochemical and power generation applications. Another key was our flexibility to develop optimized and customized solutions for different types of centrifugal compressors,"* says Ronnie Leten, Business Area President, Atlas Copco Compressor Technique.

Both orders were received by the Atlas Copco Gas and Process division, within the Compressor Technique business area. The orders were booked in Q3 and Q4, 2006.

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**Atlas Copco is a world leading provider of industrial productivity solutions.** The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600). Learn more at www.atlascopco.com.

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